

June 10, 2020

Jason Remillard
Chief Executive Officer
Data443 Risk Mitigation, Inc.
101 J Morris Commons Lane
Suite 105
Morrisville, NC 27560

> **Re: Data443 Risk Mitigation, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed April 17, 2020**
> **File No. 000-30542**

Dear Mr. Remillard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

For 10-K for the Year ended December 31, 2019

Financial Statements
Note 3: Intellectual Property, page 39

1. We note that your acquired certain assets collectively known as DataExpressTM on September 16, 2019 for a total purchase price of $2.8 million. We also note in the Form 8-K dated September 16, 2019 that the certain assets acquired included intellectual and related intangible property including applications and associated software code and trademarks; transferred accounts receivable, including assumed contracts of existing customers and the books and records of the DMBGroup for the previous two year period; transferred equipment; cash and goodwill along with assumed liabilities. Please revise to provide all disclosures required pursuant to ASC 805-10-50-2. Also, please amend the Form 8-K to provide financial statements required pursuant to Rule 8-04 of Regulation S-X and Article 11 pro forma financial information required by Item 9.01(a) of Form 8-K.

2.   We note that you recorded an impairment loss of $1,328,638 during the year ended December 31, 2019. Please expand the disclosure on page 40 and in MD&A to explain the reason for the amount and timing of the impairment.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology